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                           May 4, 2023

       Jimmy Geiskopf
       Lead Director
       MetaWorks Platforms, Inc.
       3250 Oakland Hills Court
       Fairfield, California 94534

                                                        Re: MetaWorks
Platforms, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 27,
2023
                                                            File No. 333-271470

       Dear Jimmy Geiskopf:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Virgil Hlus